May 3, 2013

By EDGAR

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sapient Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 000-28074

Dear Ms. Collins:

This letter relates to the Securities and Exchange Commission’s (the “Commission”) letter dated May 1, 2013 (the “Letter”) concerning its staff’s review of Sapient Corporation’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed by the Company on February 28, 2013.

The Company desires to provide the Commission with a thorough and thoughtful response to the Letter. In light of the Company’s primary focus to finalize and timely file the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, the Company requested by telephone on May 2, 2013, and Ivan Griswold granted, an extension to providing the requested response to the Letter. This letter confirms that the Company will respond to the Letter on or before May 24, 2013.

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact the undersigned at (617) 963-1671.

Sincerely,

/s/ Joseph S. Tibbetts, Jr.

Joseph S. Tibbetts, Jr.

Senior Vice President and Chief Financial Officer

cc:	Alan J. Herrick, President and Chief Executive Officer
Joseph A. LaSala, Jr., Senior Vice President, General Counsel and Secretary
Karl A. Stubelis, Vice President, Controller and Chief Accounting Officer